UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2020

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Half-year Report dated 29th July 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: July 29, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays Bank PLC
Interim Results Announcement

30 June 2020

BARCLAYS BANK PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 1026167.

Notes

The term Barclays Bank Group refers to Barclays Bank PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2020 to the corresponding six months of 2019 and balance sheet analysis as at 30 June 2020 with comparatives relating to 31 December 2019. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information in this announcement, which was approved by the Board of Directors on 28 July 2020, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2019, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays Bank Group is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays Bank Group expects that from time to time over the coming half year it will meet with investors globally to discuss these results and other matters relating to the Barclays Bank Group.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Bank Group. Barclays Bank Group cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Barclays Bank Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Bank Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made and such statements may be affected by changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Barclays Bank Group or any securities issued by such entities; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the exit by the UK from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Bank Group’s control. As a result, the Barclays Bank Group’s actual financial position, future results, dividend payments, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures may differ materially from the statements or guidance set forth in the Barclays Bank Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Bank Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2019 and our 2020 Interim Results Announcement for the six months ended 30 June 2020 filed on Form 6-K), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Review

Barclays Bank Group results
for the half year ended	30.06.20	30.06.19
	£m	£m	% Change
Total income	8,637	7,122	21
Credit impairment charges	(2,674)	(510)
Net operating income	5,963	6,612	(10)
Operating expenses	(4,548)	(4,842)	6
Litigation and conduct	(19)	(68)	72
Total operating expenses	(4,567)	(4,910)	7
Other net income	127	23
Profit before tax	1,523	1,725	(12)
Tax charge	(230)	(260)	12
Profit after tax	1,293	1,465	(12)
Other equity instrument holders	(333)	(294)	(13)
Attributable profit	960	1,171	(18)

	As at 30.06.20	As at 31.12.19
Balance sheet information	£bn	£bn
Cash and balances at central banks	155.8	125.9
Cash collateral and settlement assets	130.9	79.5
Loans and advances at amortised cost	150.2	141.6
Trading portfolio assets	109.5	113.3
Financial assets at fair value through the income statement	155.5	129.5
Derivative financial instrument assets	307.7	229.6
Total assets	1,096.0	876.7
Deposits at amortised cost	245.7	213.9
Cash collateral and settlement liabilities	113.3	67.7
Financial liabilities designated at fair value	222.1	204.4
Derivative financial instrument liabilities	308.0	228.9

	As at 30.06.20	As at 31.12.19
Capital and liquidity metrics	£bn	£bn
Common equity tier 1 (CET1) ratio1,2	14.3%	13.9%
Barclays Bank PLC DoLSub liquidity coverage ratio	166%	141%
Barclays Bank Group liquidity pool	234	169

1
Barclays Bank PLC is currently regulated by the Prudential Regulation Authority (PRA) on a solo-consolidated basis. The disclosure above provides a capital metric for Barclays Bank PLC solo-consolidated. For further information, refer to
Treasury and Capital Risk on page 15

2
The CET1 ratio is calculated applying the IFRS 9 transitional arrangement of the Capital Requirements Regulation (CRR) as amended by the Capital Requirements Regulation II (CRR II) applicable as at the reporting date. For further information on the implementation of CRR II see page 15.

Barclays Bank Group Overview
Barclays Bank PLC is the non-ring-fenced bank which forms part of the Barclays Group and consists of Corporate and Investment Bank (CIB), Consumer, Cards and Payments (CC&P) and Head Office.

Group performance
Barclays Bank PLC continued to support its customers and clients through the COVID-19 pandemic by providing or facilitating lending, through the range of support programmes which have been introduced, as well as enabling the raising of debt and equity financing in the capital markets. Support actions, including over 200k payment holidays, have also been introduced to help customers and clients through the difficulties they may be experiencing.

Profit before tax decreased 12% to £1,523m driven by a £1,105m decrease in CC&P to a loss before tax of £503m. This was partially offset by a £750m increase in CIB to £2,203m and a lower loss in Head Office of £177m (H119: £330m).

●	Total income increased 21% to £8,637m
°
CIB income increased 35% to £6,973m driven by a 73% increase in Markets, reflecting increased client activity, spread widening and higher levels of volatility, an 8% increase in Banking fees, partially offset by a 17% decline in Corporate due to the impact of losses on fair value lending positions and losses on mark-to-market and carry costs on related hedges in H120

°
CC&P income decreased 21% to £1,742m as the impacts of the COVID-19 pandemic resulted in lower balances on co-branded cards, margin compression and reduced payments activity. Q220 included a c.£100m valuation loss on Barclays’ preference shares in Visa Inc. resulting from the Q220 Supreme Court ruling concerning charges paid by merchants

°	Head Office income expense improved by 65% to £78m mainly driven by lower legacy capital funding costs
●	Credit impairment charges increased to £2,674m (H119: £510m)
°
CIB credit impairment charges increased to £1,320m (H119: £96m), reflecting £591m in respect of single name wholesale loan charges and impacts from the COVID-19 scenarios1, partially offset by the estimated impact of central bank, government and other support measures

°
CC&P credit impairment charges increased to £1,299m (H119: £396m) reflecting the impact from the revised COVID-19 scenarios, partially offset by the estimated impact of central bank, government and other support measures

°	Head Office credit impairment charges increased to £55m (H119: £18m) due to impacts from the COVID-19 scenarios on the Italian home loan portfolio
●	Total operating expenses decreased 7% to £4,567m
°	CIB total operating expenses decreased 4% to £3,462m due to cost efficiencies and discipline in the current environment
°	CC&P total operating expenses decreased 12% to £1,061m reflecting cost efficiencies and lower marketing spend due to the impacts of the COVID-19 pandemic
°	Head Office total operating expenses decreased 48% to £44m due to lower litigation and conduct charges
●	Other net income increased £104m to £127m reflecting gains on disposals following the sale of a number of subsidiaries within the Barclays Group
●	The tax charge for H120 was £230m (H119: £260m), representing an effective tax rate of 15.1% (H119: 15.1%)

Balance sheet, capital and liquidity

●	Cash and balances at central banks increased £29.9bn to £155.8bn within the liquidity pool
●	Cash collateral and settlement assets and liabilities increased £51.4bn to £130.9bn and £45.6bn to £113.3bn respectively predominantly due to increased activity
●	Loans and advances increased £8.6bn to £150.2bn due to increased lending within CIB, partially offset by lower card balances in CC&P
●	Financial assets at fair value through the income statement increased £26.0bn to £155.5bn driven by increased secured lending
●
Derivative financial instrument assets and liabilities increased £78.1bn to £307.7bn and £79.1bn to £308.0bn respectively driven by a decrease in major interest rate curves and increased trading volumes

●	Deposits at amortised cost increased £31.8bn to £245.7bn due to CIB clients increasing liquidity
●	Financial liabilities designated at fair value increased £17.7bn to £222.1bn driven by increased secured borrowing
●	The Barclays Bank PLC solo-consolidated CET1 ratio as at 30 June 2020 was 14.3%, which is above regulatory capital minimum requirements
●
The Barclays Bank Group liquidity pool increased to £234bn (December 2019: £169bn) driven by customer deposit growth and actions to maintain a prudent funding and liquidity position in the current environment

1
See Measurement uncertainty, page 10, for a description of the COVID-19 Scenarios.

Risk Management

Risk management and principal risks
The roles and responsibilities of the business groups, Risk and Compliance, in the management of risk in the firm are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of Barclays Bank Group, the process by which Barclays Bank Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.

The framework identifies eight principal risks: credit risk; market risk; treasury and capital risk; operational risk; model risk; conduct risk; reputation risk; and legal risk. Further detail on these risks and how they are managed is available in the Barclays Bank PLC Annual Report 2019 (pages 44 to 49) or online at home.barclays/annualreport. There have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period, save that details of an additional material risk identified in H120 which potentially impacts more than one principal risk are set out below.

The following section also gives an overview of credit risk, market risk, and treasury and capital risk for the period.

Risks relating to the impact of COVID-19
The COVID-19 pandemic has had, and continues to have, a material impact on businesses around the world and the economic environments in which they operate. There are a number of factors associated with the pandemic and its impact on global economies that could have a material adverse effect on (among other things) the profitability, capital and liquidity of financial institutions such as Barclays Bank Group.

The COVID-19 pandemic has caused disruption to the Barclays Bank Group's customers, suppliers and staff globally. Most jurisdictions in which the Barclays Bank Group operates have implemented severe restrictions on the movement of their respective populations, with a resultant significant impact on economic activity in those jurisdictions. These restrictions are being determined by the governments of individual jurisdictions (including through the implementation of emergency powers) and impacts (including the timing of implementation and any subsequent lifting of restrictions) may vary from jurisdiction to jurisdiction. It remains unclear how this will evolve through 2020 (including whether there will be subsequent waves of the COVID-19 pandemic and whether and in what manner previously lifted restrictions will be re-imposed) and the Barclays Bank Group continues to monitor the situation closely. However, despite the COVID-19 contingency plans established by the Barclays Bank Group, its ability to conduct business may be adversely affected by disruptions to its infrastructure, business processes and technology services, resulting from the unavailability of staff due to illness or the failure of third parties to supply services. This may cause significant customer detriment, costs to reimburse losses incurred by the Barclays Bank Group’s customers, potential litigation costs (including regulatory fines, penalties and other sanctions), and reputational damage.

In many of the jurisdictions in which the Barclays Bank Group operates, schemes have been initiated by central banks, national governments and regulators to provide financial support to parts of the economy most impacted by the COVID-19 pandemic. These schemes have been designed and implemented at pace, meaning lenders (including Barclays) continue to address operational issues which have arisen in connection with the implementation of the schemes, including resolving the interaction between the schemes and existing law and regulation. In addition, the details of how these schemes will impact the Barclays Bank Group’s customers and therefore the impact on the Barclays Bank Group remains uncertain at this stage. However, certain actions (such as the introduction of payment holidays for certain consumer lending products or the cancellation or waiver of fees associated with certain products) may negatively impact the effective interest rate earned on certain of the Barclays Bank Group's portfolios and lower fee income being earned on certain products. Lower interest rates globally will negatively impact net interest income earned on certain of the Barclays Bank Group's portfolios. Both of these factors may in turn negatively impact the Barclays Bank Group's profitability. Furthermore, the introduction of, and participation in, central-bank supported loan and other financing schemes introduced as a result of the COVID-19 pandemic may negatively impact the Barclays Bank Group's risk weighted assets (RWAs), level of impairment and, in turn, capital position (particularly when any transitional relief applied to the calculation of RWAs and impairment expires). This may be exacerbated if the Barclays Bank Group is required by any government or regulator to offer forbearance or additional financial relief to borrowers.

As these schemes and other financial support schemes provided by national governments (such as job retention and furlough schemes) expire, are withdrawn or are no longer supported, the Barclays Bank Group may experience a higher volume of defaults and delinquencies in certain portfolios and may initiate collection and enforcement actions to recover defaulted debts. Where defaulting borrowers are harmed by the Barclays Bank Group’s conduct, this may give rise to civil legal proceedings, including class actions, regulatory censure, potentially significant fines and other sanctions, and reputational damage. Other legal disputes may also arise between the Barclays Bank Group and defaulting borrowers relating to matters such as breaches or enforcement of legal rights or obligations arising under loan and other credit agreements. Adverse findings in any such matters may result in the Barclays Bank Group’s rights not being enforced as intended. For further details on legal risk and legal, competition and regulatory matters, refer to Note 14 on page 38.

The actions taken by various governments and central banks, in particular in the United Kingdom and the United States, may indicate a view on the potential severity of any economic downturn and post recovery environment, which from a commercial, regulatory and risk perspective could be significantly different to past crises and persist for a prolonged period. The COVID-19 pandemic has led to a weakening in GDP in most jurisdictions in which the Barclays Bank Group operates and an expectation of higher unemployment and lower house prices in those same jurisdictions. These factors all have a significant impact on the modelling of expected credit losses (ECL) by the Barclays Bank Group. As a result, the Barclays Bank Group has experienced higher ECLs during the first half of 2020 compared to prior periods and this trend may continue in the second half of 2020. The economic environment remains uncertain and future impairment charges may be subject to further volatility (including from changes to macroeconomic variable forecasts) depending on the longevity of the COVID-19 pandemic and related containment measures, as well as the longer term effectiveness of central bank, government and other support measures. For further details on macroeconomic variables used in the calculation of ECLs, refer to page 10. In addition, ECLs may be adversely impacted by increased levels of default for single name exposures in certain sectors directly impacted by the COVID-19 pandemic (such as the oil and gas, retail, airline, and hospitality and leisure sectors).

Furthermore, the Barclays Bank Group relies on models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures (including the calculation of impairment), conducting stress testing and assessing capital adequacy. Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs and/or misused. This may be exacerbated when dealing with unprecedented scenarios, such as the COVID-19 pandemic, due to the lack of reliable historical reference points and data. For further details on model risk, refer to page 48 of the Barclays Bank PLC Annual Report 2019.

The disruption to economic activity globally caused by the COVID-19 pandemic could adversely impact the Barclays Bank Group's other assets such as goodwill and intangibles, and the value of Barclays Bank PLC’s investments in subsidiaries. It could also impact the Barclays Bank Group's income due to lower lending and transaction volumes due to volatility or weakness in the capital markets. Other potential risks include credit rating migration which could negatively impact the Barclays Bank Group's RWAs and capital position, and potential liquidity stress due to (among other things) increased customer drawdowns, notwithstanding the significant initiatives that governments and central banks have put in place to support funding and liquidity. Furthermore, a significant increase in the utilisation of credit cards by customers could have a negative impact on the Barclays Bank Group's RWAs and capital position.

Central bank and government actions and other support measures taken in response to the COVID-19 pandemic may also create restrictions in relation to capital. Restrictions imposed by governments and/or regulators may further limit management’s flexibility in managing the business and taking action in relation to capital distributions and capital allocation.

Any and all such events mentioned above could have a material adverse effect on the Barclays Bank Group's business, financial condition, results of operations, prospects, liquidity, capital position and credit ratings (including potential credit rating agency changes of outlooks or ratings), as well as on the Barclays Bank Group's customers, employees and suppliers.

Credit Risk

Loans and advances at amortised cost by product
The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure, as ECL is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

		Stage 2
As at 30.06.20	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total1
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	9,670	638	62	179	879	1,142	11,691
Credit cards, unsecured loans and other retail lending	20,659	6,077	206	348	6,631	2,036	29,326
Wholesale loans	75,699	33,288	2,961	634	36,883	2,161	114,743
Total	106,028	40,003	3,229	1,161	44,393	5,339	155,760

Impairment allowance
Home loans	12	28	11	15	54	350	416
Credit cards, unsecured loans and other retail lending	456	1,096	86	158	1,340	1,511	3,307
Wholesale loans	206	654	92	24	770	858	1,834
Total	674	1,778	189	197	2,164	2,719	5,557

Net exposure
Home loans	9,658	610	51	164	825	792	11,275
Credit cards, unsecured loans and other retail lending	20,203	4,981	120	190	5,291	525	26,019
Wholesale loans	75,493	32,634	2,869	610	36,113	1,303	112,909
Total	105,354	38,225	3,040	964	42,229	2,620	150,203

Coverage ratio	%	%	%	%	%	%	%
Home loans	0.1	4.4	17.7	8.4	6.1	30.6	3.6
Credit cards, unsecured loans and other retail lending	2.2	18.0	41.7	45.4	20.2	74.2	11.3
Wholesale loans	0.3	2.0	3.1	3.8	2.1	39.7	1.6
Total	0.6	4.4	5.9	17.0	4.9	50.9	3.6

As at 31.12.19
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	9,604	544	48	82	674	1,056	11,334
Credit cards, unsecured loans and other retail lending	29,541	3,806	304	340	4,450	2,129	36,120
Wholesale loans	89,200	6,489	354	672	7,515	1,163	97,878
Total	128,345	10,839	706	1,094	12,639	4,348	145,332

Impairment allowance
Home loans	16	24	9	7	40	292	348
Credit cards, unsecured loans and other retail lending	362	523	99	162	784	1,471	2,617
Wholesale loans	114	219	8	7	234	383	731
Total	492	766	116	176	1,058	2,146	3,696

Net exposure
Home loans	9,588	520	39	75	634	764	10,986
Credit cards, unsecured loans and other retail lending	29,179	3,283	205	178	3,666	658	33,503
Wholesale loans	89,086	6,270	346	665	7,281	780	97,147
Total	127,853	10,073	590	918	11,581	2,202	141,636

Coverage ratio	%	%	%	%	%	%	%
Home loans	0.2	4.4	18.8	8.5	5.9	27.7	3.1
Credit cards, unsecured loans and other retail lending	1.2	13.7	32.6	47.6	17.6	69.1	7.2
Wholesale loans	0.1	3.4	2.3	1.0	3.1	32.9	0.7
Total	0.4	7.1	16.4	16.1	8.4	49.4	2.5

1	Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £187.1bn (December 2019: £125.5bn) and impairment allowance of £168m (December 2019: £22m). This comprises £33m (December 2019: £10m) ECL on £181.7bn (December 2019: £124.7bn) Stage 1 assets, £20m (December 2019: £2m) on £5.3bn (December 2019: £0.8bn) Stage 2 fair value through other comprehensive income assets and £115m (December 2019: £10m) on £115m (December 2019: £10m) Stage 3 other assets. Loan commitments and financial guarantee contracts have total ECL of £593m (December 2019: £252m).

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees

The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. Explanation of the terms: 12-month ECL, lifetime ECL and credit-impaired are included in the Barclays Bank PLC Annual Report 2019 on page 149. Barclays Bank Group does not hold any material purchased or originated credit-impaired assets as at period end. Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the year. The movements are measured over a 6-month period.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2020	9,604	16	674	40	1,056	292	11,334	348
Transfers from Stage 1 to Stage 2	(394)	(1)	394	1	-	-	-	-
Transfers from Stage 2 to Stage 1	114	3	(114)	(3)	-	-	-	-
Transfers to Stage 3	(64)	-	(67)	(6)	131	6	-	-
Transfers from Stage 3	17	-	31	1	(48)	(1)	-	-
Business activity in the year	410	-	-	-	-	-	410	-
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	334	(6)	28	22	39	61	401	77
Final repayments	(351)	-	(67)	(1)	(29)	(1)	(447)	(2)
Disposals	-	-	-	-	-	-	-	-
Write-offs1	-	-	-	-	(7)	(7)	(7)	(7)
As at 30 June 20202	9,670	12	879	54	1,142	350	11,691	416

Credit cards, unsecured loans and other retail lending
As at 1 January 2020	29,541	362	4,450	784	2,129	1,471	36,120	2,617
Transfers from Stage 1 to Stage 2	(3,520)	(78)	3,520	78	-	-	-	-
Transfers from Stage 2 to Stage 1	948	134	(948)	(134)	-	-	-	-
Transfers to Stage 3	(153)	(10)	(397)	(171)	550	181	-	-
Transfers from Stage 3	21	4	50	5	(71)	(9)	-	-
Business activity in the year	2,416	23	66	11	5	1	2,487	35
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(3,447)	55	259	824	160	513	(3,028)	1,392
Final repayments	(1,472)	(10)	(94)	(12)	(63)	(4)	(1,629)	(26)
Transfers to Barclays Group3	(2,182)	(16)	(92)	(25)	(47)	(41)	(2,321)	(82)
Disposals4	(1,493)	(8)	(183)	(20)	(71)	(45)	(1,747)	(73)
Write-offs1	-	-	-	-	(556)	(556)	(556)	(556)
As at 30 June 20202	20,659	456	6,631	1,340	2,036	1,511	29,326	3,307

1
In H1 2020, gross write-offs amounted to £643m (H1 2019: £627m) and post write-off recoveries amounted to £1m (H1 2019: £47m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £642m (H1 2019: £580m).

2
Other financial assets subject to impairment excluded in the tables above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £187.1bn (December 2019: £125.5bn) and impairment allowance of £168m (December 2019: £22m). This comprises £33m ECL (December 2019: £10m) on £181.7bn Stage 1 assets (December 2019: £124.7bn), £20m (December 2019: £2m) on £5.3bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (December 2019: £0.8bn) and £115m (December 2019: £10m) on £115m Stage 3 other assets (December 2019: £10m).

3
Transfers to Barclays Group reported within Credit cards, unsecured loans and other retail lending portfolio includes the transfer of the Barclays Partner Finance retail portfolio to Barclays Principal Investments Limited during the period.

4	Disposals reported within Credit cards, unsecured loans and other retail lending portfolio include sale of the motor financing business from the Barclays Partner Finance business.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale loans
As at 1 January 2020	89,200	114	7,515	234	1,163	383	97,878	731
Transfers from Stage 1 to Stage 2	(24,051)	(55)	24,051	55	-	-	-	-
Transfers from Stage 2 to Stage 1	1,589	12	(1,589)	(12)	-	-	-	-
Transfers to Stage 3	(688)	(2)	(507)	(39)	1,195	41	-	-
Transfers from Stage 3	139	-	109	1	(248)	(1)	-	-
Business activity in the year	19,309	19	4,128	212	42	12	23,479	243
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	10,474	136	4,791	334	349	539	15,614	1,009
Final repayments	(20,273)	(18)	(1,606)	(15)	(260)	(36)	(22,139)	(69)
Disposals	-	-	(9)	-	-	-	(9)	-
Write-offs1	-	-	-	-	(80)	(80)	(80)	(80)
As at 30 June 20202	75,699	206	36,883	770	2,161	858	114,743	1,834

Reconciliation of ECL movement to impairment charge/(release) for the period								£m
Home loans								75
Credit cards, unsecured loans and other retail lending								1,319
Wholesale loans								1,183
ECL movement excluding assets derecognised due to disposals and write-offs								2,577
Recoveries and reimbursements3								(280)
Exchange and other adjustments4								(103)
Impairment charge on loan commitments and other financial guarantees								331
Impairment charge on other financial assets2								149
As at 30 June 2020								2,674

1
In H1 2020, gross write-offs amounted to £643m (H1 2019: £627m) and post write-off recoveries amounted to £1m (H1 2019: £47m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £642m (H1 2019: £580m).

2	Other financial assets subject to impairment excluded from the tables above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £187.1bn (December 2019: £125.5bn) and impairment allowance of £168m (December 2019: £22m). This comprises £33m ECL (December 2019: £10m) on £181.7bn Stage 1 assets (December 2019: £124.7bn), £20m (December 2019: £2m) on £5.3bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (December 2019: £0.8bn) and £115m (December 2019: £10m) on £115m Stage 3 other assets (December 2019: £10m).

3	Recoveries and reimbursements includes a net gain in relation to reimbursements from guarantee contracts held with third parties of £279m and post write off recoveries of £1m.
4	Includes foreign exchange and interest and fees in suspense.

Loan commitments and financial guarantees

	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2020	34	-	-	-	-	-	34	-
Net transfers between stages	-	-	-	-	-	-	-	-
Business activity in the year	136	-	-	-	-	-	136	-
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	10	-	-	-	-	-	10	-
Limit management	(19)	-	-	-	-	-	(19)	-
As at 30 June 2020	161	-	-	-	-	-	161	-

Credit cards, unsecured loans and other retail lending
As at 1 January 2020	78,257	22	2,053	15	67	14	80,377	51
Net transfers between stages	(2,633)	2	2,394	(1)	239	(1)	-	-
Business activity in the year	3,641	1	57	-	1	1	3,699	2
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	5,735	16	(74)	27	(273)	7	5,388	50
Limit management	(5,165)	-	(261)	-	(4)	(3)	(5,430)	(3)
As at 30 June 2020	79,835	41	4,169	41	30	18	84,034	100

Wholesale loans
As at 1 January 2020	183,001	63	12,053	97	636	41	195,690	201
Net transfers between stages	(38,412)	(22)	37,380	15	1,032	7	-	-
Business activity in the year	24,878	7	3,389	30	107	-	28,374	37
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	10,996	13	794	285	(232)	(18)	11,558	280
Limit management	(36,233)	(7)	(2,764)	(18)	(239)	-	(39,236)	(25)
As at 30 June 2020	144,230	54	50,852	409	1,304	30	196,386	493

Measurement uncertainty
The Barclays Bank Group uses a five-scenario model to calculate ECL. Absent the conditions surrounding the COVID-19 pandemic, a Baseline scenario is typically generated based on an external consensus forecast assembled from key sources, including HM Treasury (short and medium-term forecasts), Bloomberg (based on median of economic forecasts) and the Urban Land Institute (for US House Prices). In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are typically calibrated to a similar severity to internal stress tests, whilst also considering IFRS 9 specific sensitivities and non-linearity. Downside 2 is typically benchmarked to the Bank of England’s annual cyclical scenarios and to the most severe scenario from Moody’s inventory, but is not designed to be the same. The favourable scenarios are generally calibrated to be symmetric to the adverse scenarios, subject to a ceiling calibrated to relevant recent favourable benchmark scenarios. The scenarios include eight economic variables (GDP, unemployment, House Price Index (HPI) and base rates in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress horizon, with all five scenarios converging to a steady state after approximately eight years. To calculate ECL a probability weight is assigned to each scenario.

Following the onset of the COVID-19 pandemic, the Barclays Bank Group generated a Baseline scenario in March 2020 that reflected the most recent economic forecasts available in the market (combined with internal assumptions) and estimated impacts from significant support measures taken by Barclays, central banks and governments across the Barclays Bank Group’s key markets. This scenario assumed a strong contraction in GDP and a sharp rise in unemployment in 2020 across both the UK and US, and required a recalibration of probability weights. This scenario was superseded by a further revised Baseline scenario generated in June 2020, based broadly on the latest economic forecasts which recognise some the impacts from the various support measures still in place across the Barclays Bank Group’s key markets. Upside and downside scenarios were also regenerated in June 2020 (together with the revised Baseline scenario, the “COVID-19 Scenarios”). The downside scenarios reflect slower economic growth than the Baseline with social distancing measures continuing to drag GDP. Economic growth begins to recover later in 2020 in Downside 1 but only in 2021 in the Downside 2 scenario. The upside scenarios reflect a faster rebound in economic growth than the Baseline with a sharp decrease in infection rates and an almost fully reopened economy. Scenario weights were also revised in June 2020 with greater weight being applied to the tail scenarios (Upside 2 and Downside 2). This reflects the significant range of uncertainty in the economic environment compared to previous quarters given the conditions surrounding the COVID-19 pandemic.

The economic environment remains uncertain and future impairment charges may be subject to further volatility (including from changes to macroeconomic variable forecasts) depending on the longevity of the COVID-19 pandemic and related containment measures, as well as the longer term effectiveness of central bank, government and other support measures.

The tables on next page show the key macroeconomic variables used in the COVID-19 Baseline scenario and the probability weights applied to each respective scenario.

Baseline average macroeconomic variables used in the calculation of ECL
	2020	2021	2022	Expected Worst Point
As at 30.06.20%		%	%	%
UK GDP1	(8.7)	6.1	2.9	(51.4)
UK unemployment2	6.6	6.5	4.4	8.0
UK HPI3	0.6	2.0	-	(1.5)
UK bank rate	0.2	0.1	0.1	0.1
US GDP1	(4.2)	4.4	(0.3)	(30.4)
US unemployment4	9.3	7.6	5.5	13.4
US HPI5	1.1	1.8	(0.8)	(1.9)
US federal funds rate	0.5	0.3	0.3	0.3

1	Average Real GDP seansonally adjusted change in year; expected worst point using Seasonally Adjusted Annual Rate, SAAR.
2	Average UK unemployment rate 16-year+.
3	Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end; worst point is based on cumulative drawdown in year relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in average yearly US HPI = FHFA house price index, relative to prior year end; worst point is based on cumulative drawdown in year relative to prior year end.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.06.20
Scenario probability weighting	20.3	22.4	25.4	17.5	14.4
As at 31.12.19
Scenario probability weighting	10.1	23.1	40.8	22.7	3.3

Macroeconomic variables (specific bases)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.20%		%	%	%	%
UK GDP2	32.7	26.4	5.4	1.6	1.2
UK unemployment3	3.5	3.6	4.9	9.6	10.9
UK HPI4	45.3	27.2	2.3	(15.0)	(33.4)
UK bank rate3	0.1	0.1	0.2	0.3	0.2
US GDP2	19.1	13.5	3.3	2.0	(3.1)
US unemployment3	4.1	4.4	6.3	15.4	18.7
US HPI4	32.3	20.9	2.3	(8.8)	(19.7)
US federal funds rate3	0.3	0.3	0.3	0.4	0.4

As at 31.12.19
UK GDP2	4.2	2.9	1.6	0.2	(4.7)
UK unemployment3	3.4	3.8	4.2	5.7	8.7
UK HPI4	46.0	32.0	3.1	(8.2)	(32.4)
UK bank rate3	0.5	0.5	0.7	2.8	4.0
US GDP2	4.2	3.3	1.9	0.4	(3.4)
US unemployment3	3.0	3.5	3.9	5.3	8.5
US HPI4	37.1	23.3	3.0	0.5	(19.8)
US federal funds rate3	1.5	1.5	1.7	3.0	3.5

As at 30.06.19
UK GDP2	4.5	3.1	1.7	0.3	(4.1)
UK unemployment3	3.4	3.9	4.3	5.7	8.8
UK HPI4	46.4	32.6	3.2	(0.5)	(32.1)
UK bank rate3	0.8	0.8	1.0	2.5	4.0
US GDP2	4.8	3.7	2.1	0.4	(3.3)
US unemployment3	3.0	3.4	3.7	5.2	8.4
US HPI4	36.9	30.2	4.1	-	(17.4)
US federal funds rate3	2.3	2.3	2.7	3.0	3.5

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA house price index. Forecast period based on 20 quarters from Q3 2020.

2
Upside scenario is the highest annual average growth rate based on seasonally adjusted quarterly annualised rate; 5-year average in Baseline; downside is the lowest annual average growth rate based on seasonally adjusted quarterly annualised rate.

3	Lowest yearly average in Upside scenarios; 5-year average in Baseline; highest yearly average in Downside scenarios.
4	Cumulative growth (trough to peak) in Upside scenarios; 5-year average in Baseline; cumulative fall (peak-to-trough) in Downside scenarios.

Macroeconomic variables (5-year averages)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.20%		%	%	%	%
UK GDP	8.9	7.2	5.4	5.2	2.8
UK unemployment	4.0	4.3	4.9	6.2	7.2
UK HPI	7.8	5.0	2.3	(1.4)	(5.5)
UK bank rate	0.4	0.3	0.2	0.1	0.1
US GDP	5.9	4.4	3.3	2.7	1.8
US unemployment	4.4	5.1	6.3	8.4	10.9
US HPI	5.8	3.9	2.3	(0.5)	(3.1)
US federal funds rate	0.6	0.5	0.3	0.3	0.3

As at 31.12.19
UK GDP	3.2	2.4	1.6	0.8	(0.7)
UK unemployment	3.5	3.9	4.2	5.4	7.7
UK HPI	7.9	5.7	3.1	(1.1)	(6.5)
UK bank rate	0.5	0.5	0.7	2.5	3.7
US GDP	3.5	2.8	1.9	1.0	(0.5)
US unemployment	3.1	3.6	3.9	5.0	7.5
US HPI	6.5	4.3	3.0	1.3	(3.7)
US federal funds rate	1.6	1.7	1.7	2.9	3.4

As at 30.06.19
UK GDP	3.4	2.6	1.7	0.9	(0.6)
UK unemployment	3.7	4.0	4.3	5.1	7.9
UK HPI	7.9	5.8	3.2	0.9	(6.4)
UK bank rate	0.8	0.8	1.0	2.3	3.7
US GDP	3.7	3.0	2.1	1.1	(0.5)
US unemployment	3.1	3.5	3.7	4.7	7.4
US HPI	6.5	5.4	4.1	2.4	(2.6)
US federal funds rate	2.3	2.3	2.7	3.0	3.4

1	UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA house price index. For GDP and HPI, numbers represent average of seasonally adjusted quarterly annualised rates. Forecast period based on 20 quarters from Q3 2020”.

Market Risk

Analysis of management value at risk (VaR)
The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in CIB and Treasury within Barclays Bank Group and it is calculated with a one-day holding period.

Limits are applied against each risk factor VaR as well as total management VaR, which are then cascaded further by risk managers to each business.

Management VaR (95%) by asset class

	Half year ended 30.06.20			Half year ended 31.12.19			Half year ended 30.06.19
	Average	High1	Low1	Average	High1	Low1	Average	High1	Low1
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	22	38	10	13	17	11	11	14	8
Interest rate risk	9	17	6	7	11	5	5	9	3
Equity risk	15	35	6	11	22	5	9	16	5
Basis risk	9	14	7	9	11	7	7	9	6
Spread risk	5	9	3	4	5	3	4	5	3
Foreign exchange risk	4	7	2	3	5	2	3	5	2
Commodity risk	1	1	-	1	2	-	1	1	-
Inflation risk	1	2	1	1	2	1	2	3	2
Diversification effect1	(31)	n/a	n/a	(25)	n/a	n/a	(21)	n/a	n/a
Total management VaR	35	57	17	24	29	18	21	26	16

1	Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average management VaR increased 46% to £35m in H120 (H219: £24m) as elevated market volatility resulted in an increase in credit and equity risk.

Treasury and Capital Risk

Funding and liquidity
Overview
The liquidity pool increased to £234bn (December 2019: £169bn) driven by customer deposit growth and actions to maintain a prudent funding and liquidity position in the current environment.

For the purpose of liquidity management, Barclays Bank PLC and its subsidiary Barclays Capital Securities Limited, a UK broker dealer entity, are monitored on a combined basis by the PRA under Barclays Bank PLC DoLSub arrangement.

Liquidity risk stress testing
The liquidity risk stress assessment measures the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event.

The CRR (as amended by CRR II) Liquidity Coverage ratio (LCR) requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.

As at 30 June 2020, Barclays Bank PLC DoLSub held eligible liquid assets well above 100% of the net stress outflows to its internal and regulatory requirements. The proportion of the liquidity pool between cash and deposits with central banks, government bonds and other eligible securities is broadly similar to the Barclays Group.

A significant portion of the liquidity pool is located in Barclays Bank PLC and Barclays Bank Ireland PLC. The residual portion of the liquidity pool, which is predominantly in the US subsidiaries, is held against entity-specific stress outflows and local regulatory requirements.

	As at	As at
	30.06.20	31.12.19
	£bn	£bn
Barclays Bank Group liquidity pool	234	169

	%	%
Barclays Bank PLC DoLSub liquidity coverage ratio	166	141

Capital and leverage
Barclays Bank PLC is currently regulated by the PRA on a solo-consolidated basis. Barclays Bank PLC solo-consolidated comprises Barclays Bank PLC plus certain additional subsidiaries, subject to PRA approval. The disclosures below provide key capital metrics for Barclays Bank PLC solo-consolidated with further information on its risk profile to be included in the Barclays PLC Pillar 3 Report H1 2020, expected to be published on 14 August 2020, and which will be available at home.barclays/investor-relations/reports-and-events/latest-financial-results.

On 27 June 2019, CRR II came into force amending CRR. As an amending regulation, the existing provisions of CRR apply unless they are amended by CRR II. Certain aspects of CRR II are dependent on final technical standards to be issued by the European Banking Authority (EBA) and adopted by the European Commission as well as UK implementation of the rules.

On 27 June 2020, CRR was further amended to accelerate specific CRR II measures and implement a new IFRS 9 transitional relief calculation. Previously due to be implemented in June 2021, the accelerated measures primarily relate to the CRR leverage calculation to include additional settlement netting and limited changes to the calculation of RWAs.

The IFRS 9 transitional arrangements have been extended by two years and a new modified calculation has been introduced. 100% relief will be applied to increases in stage 1 and stage 2 provisions from 1 January 2020 throughout 2020 and 2021; 75% in 2022; 50% in 2023; 25% in 2024 with no relief applied from 2025. The phasing out of transitional relief on the “day 1” impact of IFRS 9 as well as increases in stage 1 and stage 2 provisions between 1 January 2018 and 31 December 2019 under the modified calculation remain unchanged and continue to be subject to 70% transitional relief throughout 2020; 50% for 2021; 25% for 2022 and with no relief applied from 2023.

Also impacting own funds from 30 June 2020 until 31 December 2020 inclusive are amendments to the regulatory technical standards on prudential valuation which include an increase to diversification factors applied to certain additional valuation adjustments.

The disclosures in the following section reflect Barclays’ interpretation of the current rules and guidance.

Capital ratios1,2,3	As at 30.06.20	As at 31.12.19
CET1	14.3%	13.9%
Tier 1 (T1)	17.8%	18.1%
Total regulatory capital	21.0%	22.1%

Capital resources	£m	£m
CET1 capital	27,197	22,080
T1 capital	33,781	28,600
Total regulatory capital	39,965	34,955

Risk weighted assets (RWAs)	190,049	158,393

Leverage ratio1,4	£m	£m
CRR leverage ratio	4.1%	3.9%
T1 capital	33,781	28,600
CRR leverage exposure	817,372	731,715

1
Capital, RWAs and leverage are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-
compliant capital instruments.

2
The fully loaded CET1 ratio was 13.8%, with £26,116m of CET1 capital and £189,150m of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.

3	The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC Tier 2 Contingent Capital Notes, was 14.2%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

4
Barclays Bank PLC solo-consolidated discloses the CRR Leverage Ratio and has no binding requirement as at 30 June 2020. Had the UK leverage rules been applied, which provides a similar exclusion for qualifying claims on central banks as under CRR II, the 30 June leverage exposure would have reduced to £713.2bn and the ratio would have increased to 4.6%. The exclusion for qualifying claims on central banks under CRR II is subject to PRA approval for all UK banks and as at 30 June 2020 this approval had not been given.

Statement of Directors’ Responsibilities

The Directors (the names of whom are set out below) are required to prepare the financial statements on a going concern basis unless it is not appropriate to do so. In making this assessment, the directors have considered information relating to present and future conditions. Each of the Directors confirm that to the best of their knowledge, the condensed consolidated interim financial statements set out on pages 19 to 24 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as adopted by the European Union (EU), and that the interim management report herein includes a fair review of the information required by Disclosure Guidance and Transparency Rules 4.2.7R and 4.2.8R namely:

●
an indication of important events that have occurred during the six months ended 30 June 2020 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year

●
any related party transactions in the six months ended 30 June 2020 that have materially affected the financial position or performance of Barclays Bank Group during that period and any changes in the related party transactions described in the last Annual Report that could have a material effect on the financial position or performance of Barclays Bank Group in the six months ended 30 June 2020.

Signed on 28 July 2020 on behalf of the Board by

James E Staley	Steven Ewart
Barclays Bank Group Chief Executive Officer	Barclays Bank Group Chief Financial Officer

Barclays Bank PLC Board of Directors:

Chairman Nigel Higgins	Executive Directors James E Staley Tushar Morzaria	Non-executive Directors Mike Ashley Tim Breedon CBE Mary Anne Citrino Mohamed A. El-Erian Dawn Fitzpatrick Mary Francis CBE Diane Schueneman

Independent Review Report to Barclays Bank PLC

Conclusion
We have been engaged by the company to review the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2020 which comprises:

●	the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●	the condensed consolidated balance sheet as at 30 June 2020;
●	the condensed consolidated statement of changes in equity for the period then ended;
●	the condensed consolidated cash flow statement for the period then ended; and
●	the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2020 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Interim Results Announcement and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors’ responsibilities
The Interim Results Announcement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Results Announcement in accordance with the DTR of the UK FCA.
As disclosed in Note 1, Basis of preparation, the annual financial statements of the Barclays Bank Group are prepared in accordance with International Financial Reporting Standards as adopted by the EU. The directors are responsible for preparing the condensed set of financial statements included in the Interim Results Announcement in accordance with IAS 34 as adopted by the EU.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the Interim Results Announcement based on our review.

The purpose of our review work and to whom we owe our responsibilities
This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Michelle Hinchliffe
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square
London, E14 5GL

28 July 2020

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)

		Half year ended	Half year ended
		30.06.20	30.06.19
	Notes1	£m	£m
Interest and similar income		3,173	3,938
Interest and similar expense		(1,502)	(2,117)
Net interest income		1,671	1,821
Fee and commission income		3,818	3,790
Fee and commission expense		(939)	(961)
Net fee and commission income	3	2,879	2,829
Net trading income		4,225	2,093
Net investment income		(146)	337
Other income		8	42
Total income		8,637	7,122
Credit impairment charges		(2,674)	(510)
Net operating income		5,963	6,612

Staff costs		(2,191)	(2,354)
Infrastructure, administration and general expenses		(2,357)	(2,488)
Litigation and conduct		(19)	(68)
Operating expenses		(4,567)	(4,910)

Share of post-tax results of associates and joint ventures		1	13
Profit on disposal of subsidiaries, associates and joint ventures		126	10
Profit before tax		1,523	1,725
Tax charge	4	(230)	(260)
Profit after tax		1,293	1,465

Attributable to:
Equity holders of the parent		960	1,171
Other equity instrument holders		333	294
Profit after tax		1,293	1,465

1	For notes to the Financial Statements see pages 25 to 44.

Condensed consolidated statement of comprehensive income (unaudited)

		Half year ended	Half year ended
		30.06.20	30.06.19
	Notes1	£m	£m
Profit after tax		1,293	1,465

Other comprehensive income/(loss) that may be recycled to profit or loss2
Currency translation reserve	12	1,386	232
Fair value through other comprehensive income reserve	12	137	359
Cash flow hedging reserve	12	1,065	612
Other		(6)	-
Other comprehensive income that may be recycled to profit		2,582	1,203

Other comprehensive income/(loss) not recycled to profit or loss
Retirement benefit remeasurements	9	645	(140)
Own credit	12	496	44
Other comprehensive income/(loss) not recycled to profit or loss		1,141	(96)

Other comprehensive income for the period		3,723	1,107

Total comprehensive income for the period		5,016	2,572

1	For notes to the Financial Statements see pages 25 to 44.
2	Reported net of tax.

Condensed consolidated balance sheet (unaudited)
		As at	As at
		30.06.20	31.12.19
Assets	Notes1	£m	£m
Cash and balances at central banks		155,792	125,940
Cash collateral and settlement balances		130,873	79,486
Loans and advances at amortised cost		150,203	141,636
Reverse repurchase agreements and other similar secured lending		19,811	1,731
Trading portfolio assets		109,461	113,337
Financial assets at fair value through the income statement		155,540	129,470
Derivative financial instruments		307,650	229,641
Financial assets at fair value through other comprehensive income		55,161	45,406
Investments in associates and joint ventures		30	295
Goodwill and intangible assets		1,250	1,212
Property, plant and equipment		1,654	1,631
Current tax assets		984	898
Deferred tax assets	4	2,639	2,460
Retirement benefit assets	9	2,848	2,108
Other assets		2,062	1,421
Total assets		1,095,958	876,672

Liabilities
Deposits at amortised cost		245,737	213,881
Cash collateral and settlement balances		113,341	67,682
Repurchase agreements and other similar secured borrowing		4,033	2,032
Debt securities in issue		50,496	33,536
Subordinated liabilities	7	36,965	33,425
Trading portfolio liabilities		50,378	35,212
Financial liabilities designated at fair value		222,142	204,446
Derivative financial instruments		307,989	228,940
Current tax liabilities		310	320
Deferred tax liabilities	4	1,084	80
Retirement benefit liabilities	9	319	313
Other liabilities		5,385	5,239
Provisions	8	1,085	951
Total liabilities		1,039,264	826,057

Equity
Called up share capital and share premium	10	2,348	2,348
Other equity instruments	11	8,323	8,323
Other reserves	12	6,319	3,235
Retained earnings		39,704	36,709
Total equity		56,694	50,615

Total liabilities and equity		1,095,958	876,672

1	For notes to the Financial Statements see pages 25 to 44.

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total
Half year ended 30.06.20	£m	£m	£m	£m	£m
Balance as at 1 January 2020	2,348	8,323	3,235	36,709	50,615
Profit after tax	-	333	-	960	1,293
Currency translation movements	-	-	1,386	-	1,386
Fair value through other comprehensive income reserve	-	-	137	-	137
Cash flow hedges	-	-	1,065	-	1,065
Retirement benefit remeasurements	-	-	-	645	645
Own credit	-	-	496	-	496
Other	-	-	-	(6)	(6)
Total comprehensive income for the period	-	333	3,084	1,599	5,016
Other equity instruments coupons paid	-	(333)	-	-	(333)
Equity settled share schemes	-	-	-	475	475
Vesting of Barclays PLC shares under equity settled share schemes	-	-	-	(289)	(289)
Dividends paid	-	-	-	(263)	(263)
Dividends paid - preference shares	-	-	-	(28)	(28)
Capital contribution from Barclays PLC			-	1,500	1,500
Other movements	-	-	-	1	1
Balance as at 30 June 2020	2,348	8,323	6,319	39,704	56,694

Half year ended 31.12.19
Balance as at 1 July 2019	2,348	9,402	4,608	36,252	52,610
Profit after tax	-	366	-	949	1,315
Currency translation movements	-	-	(776)	-	(776)
Fair value through other comprehensive income reserve	-	-	(200)	-	(200)
Cash flow hedges	-	-	(101)	-	(101)
Retirement benefit remeasurements	-	-	-	(54)	(54)
Own credit	-	-	(296)	-	(296)
Other	-	-	-	16	16
Total comprehensive income for the period	-	366	(1,373)	911	(96)
Issue and exchange of other equity instruments	-	(1,079)	-	(395)	(1,474)
Other equity instruments coupons paid	-	(366)	-	-	(366)
Equity settled share schemes	-	-	-	194	194
Vesting of Barclays PLC shares under equity settled share schemes	-	-	-	(9)	(9)
Dividends paid	-	-	-	(233)	(233)
Dividends paid - preference shares				(14)	(14)
Other movements	-	-	-	3	3
Balance as at 31 December 2019	2,348	8,323	3,235	36,709	50,615

1	Details of share capital, other equity instruments and other reserves are shown on pages 25 to 44.

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests	Total equity
Half year ended 30.06.19	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2019	2,348	7,595	3,361	34,405	47,709	2	47,711
Profit after tax	-	294	-	1,171	1,465	-	1,465
Currency translation movements	-	-	232	-	232	-	232
Fair value through other comprehensive income reserve	-	-	359	-	359	-	359
Cash flow hedges	-	-	612	-	612	-	612
Retirement benefit remeasurements	-	-	-	(140)	(140)	-	(140)
Own credit	-	-	44	-	44	-	44
Total comprehensive income for the period	-	294	1,247	1,031	2,572	-	2,572
Issue or exchange of other equity instruments	-	1,807	-	(11)	1,796	-	1,796
Other equity instruments coupon paid		(294)		-	(294)	-	(294)
Equity settled share schemes	-	-	-	198	198	-	198
Vesting of Barclays PLC shares under equity settled share schemes	-	-	-	(340)	(340)	-	(340)
Dividends paid - preference shares	-	-	-	(27)	(27)	-	(27)
Capital contribution from Barclays PLC	-	-	-	995	995	-	995
Other movements	-	-	-	1	1	(2)	(1)
Balance as at 30 June 2019	2,348	9,402	4,608	36,252	52,610	-	52,610

1	Details of share capital, other equity instruments and other reserves are shown on pages 25 to 44.

Condensed consolidated cash flow statement (unaudited)
	Half year ended	Half year ended
	30.06.20	30.06.19
	£m	£m
Profit before tax	1,523	1,725
Adjustment for non-cash items	301	314
Net increase in loans and advances at amortised cost	(11,096)	(6,368)
Net increase in deposits at amortised cost	32,357	15,553
Net increase in debt securities in issue	16,960	3,188
Changes in other operating assets and liabilities	4,825	(16,727)
Corporate income tax paid	(270)	(260)
Net cash from operating activities	44,600	(2,575)
Net cash from investing activities	(7,022)	(9,094)
Net cash from financing activities	653	2,552
Effect of exchange rates on cash and cash equivalents	7,813	652
Net increase/(decrease) in cash and cash equivalents	46,044	(8,465)
Cash and cash equivalents at beginning of the period	156,016	167,357
Cash and cash equivalents at end of the period	202,060	158,892

Financial Statement Notes

1.	Basis of preparation
These condensed consolidated interim financial statements for the six months ended 30 June 2020 have been prepared in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Conduct Authority UK (FCA) and with IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB) and adopted by the EU. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2019, which have been prepared in accordance with IFRSs as published by the IASB and as adopted by the EU.

The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays Bank PLC Annual Report 2019.

1.	Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Barclays Bank Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, capital requirements and capital resources.

2.	Other disclosures
The Credit risk disclosures on pages 6 to 13 form part of these interim financial statements.

2.	Segmental reporting

Analysis of results by business
	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
Half year ended 30.06.20	£m	£m	£m	£m
Total income	6,973	1,742	(78)	8,637
Credit impairment charges	(1,320)	(1,299)	(55)	(2,674)
Net operating income/(expenses)	5,653	443	(133)	5,963
Operating expenses	(3,458)	(1,053)	(37)	(4,548)
Litigation and conduct	(4)	(8)	(7)	(19)
Total operating expenses	(3,462)	(1,061)	(44)	(4,567)
Other net income/(expenses)1	12	115	-	127
Profit/(loss) before tax	2,203	(503)	(177)	1,523

As at 30.06.20	£bn	£bn	£bn	£bn
Total assets	1,017.1	66.0	12.9	1,096.0

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
Half year ended 30.06.19	£m	£m	£m	£m
Total income	5,149	2,193	(220)	7,122
Credit impairment charges	(96)	(396)	(18)	(510)
Net operating income/(expenses)	5,053	1,797	(238)	6,612
Operating expenses	(3,589)	(1,207)	(45)	(4,841)
Litigation and conduct	(26)	(4)	(39)	(69)
Total operating expenses	(3,615)	(1,211)	(84)	(4,910)
Other net income/(expenses)1	15	16	(8)	23
Profit/(loss) before tax	1,453	602	(330)	1,725

As at 31.12.19	£bn	£bn	£bn	£bn
Total assets	799.6	65.7	11.4	876.7

1
Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures and gains on acquisitions.

Split of income by geographic region1
	Half year ended	Half year ended
	30.06.20	30.06.19
	£m	£m
UK	2,835	2,089
Europe	1,240	783
Americas	3,872	3,680
Africa and Middle East	23	41
Asia	667	529
Total	8,637	7,122

1
The geographical analysis is now based on the location of office where the transactions are recorded, whereas in the prior year it was based on counterparty location. The approach was changed at year-end 2019 and is better aligned to the geographical view of the business following the implementation of structural reform. Prior year comparatives have been restated.

3.	Net fee and commission income
Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from Contracts with Customers:

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
Half year ended 30.06.20	£m	£m	£m	£m
Fee type
Transactional	177	968	-	1,145
Advisory	260	46	-	306
Brokerage and execution	654	31	-	685
Underwriting and syndication	1,468	-	-	1,468
Other	35	100	19	154
Total revenue from contracts with customers	2,594	1,145	19	3,758
Other non-contract fee income	57	3	-	60
Fee and commission income	2,651	1,148	19	3,818
Fee and commission expense	(441)	(497)	(1)	(939)
Net fee and commission income	2,210	651	18	2,879

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
Half year ended 30.06.19	£m	£m	£m	£m
Fee type
Transactional	185	1,168	-	1,353
Advisory	364	41	-	405
Brokerage and execution	512	24	-	536
Underwriting and syndication	1,240	-	-	1,240
Other	62	124	16	202
Total revenue from contracts with customers	2,363	1,357	16	3,736
Other non-contract fee income	54	-	-	54
Fee and commission income	2,417	1,357	16	3,790
Fee and commission expense	(350)	(611)	-	(961)
Net fee and commission income	2,067	746	16	2,829

Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. This includes interchange and merchant fee income generated from credit and bank card usage.

Advisory fees are generated from asset management services and advisory services related to mergers, acquisitions and financial restructuring.

Brokerage and execution fees are earned for executing client transactions with exchanges and over-the-counter markets and assisting clients in clearing transactions.

Underwriting and syndication fees are earned for the distribution of client equity or debt securities, and the arrangement and administration of a loan syndication. This includes commitment fees to provide loan financing.

4.	Tax
The tax charge for H120 was £230m (H119: £260m), representing an effective tax rate of 15.1% (H119: 15.1%).

	As at	As at
	30.06.20	31.12.19
Deferred tax assets and liabilities	£m	£m
USA	2,168	2,052
Other territories	471	408
Deferred tax assets	2,639	2,460
Deferred tax liabilities – UK	(1,084)	(80)

Analysis of deferred tax assets
Temporary differences	2,184	1,937
Tax losses	455	523
Deferred tax assets	2,639	2,460

5.	Dividends on ordinary shares

	Half year ended 30.06.20	Half year ended 30.06.19

Dividends paid during the period	£m	£m
Ordinary shares	263	-
Preference shares	28	27
Total	291	27

A dividend of £263m was paid on 25 March 2020 by Barclays Bank PLC to its parent Barclays PLC. This was prior to the announcement made by the PRA on 31 March 2020 that capital be preserved for use in serving Barclays customers and clients through the extraordinary challenges presented by the COVID-19 pandemic. As part of a response to this announcement, Barclays PLC took steps to provide additional capital to Barclays Bank PLC as part of the £1.5bn of capital contributions made during H120.

6.	Fair value of financial instruments
This section should be read in conjunction with Note 16, Fair value of financial instruments of the Barclays Bank PLC Annual Report 2019 and Note 1, Basis of preparation on page 25, which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.

Valuation
The following table shows Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.20	£m	£m	£m	£m
Trading portfolio assets	49,106	57,277	3,078	109,461
Financial assets at fair value through the income statement	1,824	148,894	4,822	155,540
Derivative financial instruments	8,761	291,142	7,747	307,650
Financial assets at fair value through other comprehensive income	13,172	41,642	347	55,161
Investment property	-	-	10	10
Total assets	72,863	538,955	16,004	627,822

Trading portfolio liabilities	(31,333)	(19,045)	-	(50,378)
Financial liabilities designated at fair value	(123)	(221,664)	(355)	(222,142)
Derivative financial instruments	(8,445)	(290,612)	(8,932)	(307,989)
Total liabilities	(39,901)	(531,321)	(9,287)	(580,509)

As at 31.12.19
Trading portfolio assets	59,968	51,105	2,264	113,337
Financial assets at fair value through the income statement	10,300	115,008	4,162	129,470
Derivative financial instruments	5,439	221,048	3,154	229,641
Financial assets at fair value through other comprehensive income	11,577	33,400	429	45,406
Investment property	-	-	13	13
Total assets	87,284	420,561	10,022	517,867

Trading portfolio liabilities	(19,645)	(15,567)	-	(35,212)
Financial liabilities designated at fair value	(82)	(204,021)	(343)	(204,446)
Derivative financial instruments	(5,305)	(219,646)	(3,989)	(228,940)
Total liabilities	(25,032)	(439,234)	(4,332)	(468,598)

The following table shows Barclays Bank Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

	As at 30.06.20		As at 31.12.19
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Interest rate derivatives	4,152	(3,772)	605	(812)
Foreign exchange derivatives	655	(588)	291	(298)
Credit derivatives	193	(456)	539	(342)
Equity derivatives	2,730	(4,099)	1,710	(2,528)
Commodity derivatives	17	(17)	9	(9)
Corporate debt	516	-	521	-
Reverse repurchase and repurchase agreements	-	(176)	-	(167)
Non-asset backed loans	4,827	-	3,280	-
Asset backed securities	740	-	756	-
Equity cash products	1,145	-	1,228	-
Private equity investments	126	-	112	-
Other1	903	(179)	971	(176)
Total	16,004	(9,287)	10,022	(4,332)

1	Other includes commercial real estate loans, fund and fund-linked products, asset backed loans, issued debt, commercial paper, government sponsored debt and investment property.

Assets and liabilities reclassified between Level 1 and Level 2
During the period, there were no material transfers between Level 1 and Level 2 (period ended December 2019: no material transfers between Level 1 and Level 2).

Level 3 movement analysis
The following table summarises the movements in the balances of Level 3 assets and liabilities during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the year.

Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Level 3 movement analysis
		Purchases	Sales	Issues	Settle- ments	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 30.06.20
	As at 01.01.20					Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	120	25	-	-	-	(26)	-	-	4	(17)	106
Non-asset backed loans	974	1,927	(740)	-	(4)	(111)	-	-	97	(320)	1,823
Asset backed securities	656	249	(224)	-	(76)	(12)	-	-	41	(11)	623
Equity cash products	392	2	(4)	-	-	(67)	-	-	28	(4)	347
Other	122	47	-	-	-	2	-	-	8	-	179
Trading portfolio assets	2,264	2,250	(968)	-	(80)	(214)	-	-	178	(352)	3,078

Non-asset backed loans	1,964	1,050	(270)	-	(112)	110	-	-	-	-	2,742
Equity cash products	835	14	-	-	-	(22)	(29)	-	-	-	798
Private equity investments	113	1	(2)	-	-	2	4	-	20	(12)	126
Other	1,250	1,865	(2,017)	-	(13)	(8)	55	-	24	-	1,156
Financial assets at fair value through the income statement	4,162	2,930	(2,289)	-	(125)	82	30	-	44	(12)	4,822

Non-asset backed loans	343	79	-	-	(157)	-	-	(3)	-	-	262
Asset backed securities	86	-	(1)	-	-	1	-	(1)	-	-	85
Financial assets at fair value through other comprehensive income	429	79	(1)	-	(157)	1	-	(4)	-	-	347

Investment property	13	-	(1)	-	-	-	(2)	-	2	(2)	10

Trading portfolio liabilities	-	-	-	-	-	-	-	-	-	-	-

Issued debt	(146)	-	-	(3)	-	-	-	-	(22)	14	(157)
Other	(197)	-	-	-	-	(12)	(1)	-	-	12	(198)
Financial liabilities designated at fair value	(343)	-	-	(3)	-	(12)	(1)	-	(22)	26	(355)

Interest rate derivatives	(206)	17	-	-	10	268	1	-	300	(10)	380
Foreign exchange derivatives	(7)	-	-	-	(12)	89	-	-	5	(8)	67
Credit derivatives	198	(258)	11	-	(376)	151	1	-	2	8	(263)
Equity derivatives	(820)	(447)	(1)	-	17	(90)	-	-	(5)	(23)	(1,369)
Commodity derivatives	-	-	-	-	-	-	-	-	-	-	-
Net derivative financial instruments1	(835)	(688)	10	-	(361)	418	2	-	302	(33)	(1,185)

Total	5,690	4,571	(3,249)	(3)	(723)	275	29	(4)	504	(373)	6,717

1	Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £7,747m and derivative financial liabilities were £8,932m.

Level 3 movement analysis
		Purchases	Sales	Issues	Settle- ments	Total gains and losses in the period recognised in the income statement		Transfers		As at 30.06.19
	As at 01.01.19					Trading income	Other income	In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government and government sponsored debt	14	2	-	-	-	-	-	-	(14)	2
Corporate debt	388	70	(24)	-	(31)	14	-	32	(74)	375
Non-asset backed loans	2,263	1,235	(1,260)	-	(19)	12	-	19	(90)	2,160
Asset backed securities	664	81	(127)	-	-	5	-	16	(29)	610
Equity cash products	136	48	(13)	-	-	(2)	-	116	(20)	265
Other	148	-	-	-	(1)	(10)	-	-	(1)	136
Trading portfolio assets	3,613	1,436	(1,424)	-	(51)	19	-	183	(228)	3,548

Non-asset backed loans	1,836	2	-	-	(132)	70	-	-	(1)	1,775
Equity cash products	559	9	-	-	(10)	4	178	-	-	740
Private equity investments	191	4	(3)	-	(1)	-	(6)	-	-	185
Other	2,064	2,334	(2,619)	-	(2)	17	9	24	(840)	987
Financial assets at fair value through the income statement	4,650	2,349	(2,622)	-	(145)	91	181	24	(841)	3,687

Non-asset backed loans	353	48	-	-	(55)	-	-	-	(218)	128
Asset backed securities	-	40	-	-	-	-	-	-	-	40
Equity cash products	2	-	-	-	-	-	-	-	-	2
Financial assets at fair value through other comprehensive income	355	88	-	-	(55)	-	-	-	(218)	170

Investment property	9	-	-	-	-	-	(1)	-	-	8

Trading portfolio liabilities	(3)	-	-	-	-	2	-	(5)	-	(6)
							-
Certificates of deposit, commercial paper and other money market instruments	(10)	-	-	-	1	-	(1)	(11)	-	(21)
Issued debt	(251)	-	-	(16)	1	5	-	(3)	1	(263)
Financial liabilities designated at fair value	(261)	-	-	(16)	2	5	(1)	(14)	1	(284)

Interest rate derivatives	22	(3)	-	-	76	116	-	(107)	145	249
Foreign exchange derivatives	7	-	-	-	(12)	(41)	-	(51)	17	(80)
Credit derivatives	1,050	(63)	4	-	(3)	86	-	2	3	1,079
Equity derivatives	(607)	(122)	(5)	-	23	89	-	(16)	292	(346)
Commodity derivatives	-	-	-	-	-	-	-	-	-	-
Net derivative financial instruments1	472	(188)	(1)	-	84	250	-	(172)	457	902

Total	8,835	3,685	(4,047)	(16)	(165)	367	179	16	(829)	8,025

1	Derivative financial instruments are presented on a net basis. On a gross basis, derivative financial assets were £5,701m and derivative financial liabilities were £4,799m.

Unrealised gains and losses on Level 3 financial assets and liabilities
The following table discloses the unrealised gains and losses recognised in the period arising on Level 3 financial assets and liabilities held at the period end.

	Half year ended 30.06.20				Half year ended 30.06.19
	Income statement		Other compre-hensive income	Total	Income statement		Other compre-hensive income	Total
	Trading income	Other income			Trading income	Other income
	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	(177)	-	-	(177)	21	-	-	21
Financial assets at fair value through the income statement	126	(24)	-	102	75	178	-	253
Financial assets at fair value through other comprehensive income	-	-	(2)	(2)	-	-	-	-
Investment properties	-	(2)	-	(2)	-	(1)	-	(1)
Trading portfolio liabilities	-	-	-	-	2	-	-	2
Financial liabilities designated at fair value	(16)	(1)	-	(17)	6	-	-	6
Net derivative financial instruments	248	-	-	248	212	-	-	212
Total	181	(27)	(2)	152	316	177	-	493

Valuation techniques and sensitivity analysis
Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Sensitivity analysis of valuations using unobservable inputs
	As at 30.06.20				As at 31.12.19
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income Statement	Equity	Income statement	Equity	Income Statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	138	-	(256)	-	44	-	(127)	-
Foreign exchange derivatives	7	-	(11)	-	5	-	(7)	-
Credit derivatives	127	-	(109)	-	73	-	(47)	-
Equity derivatives	151	-	(158)	-	114	-	(119)	-
Commodity derivatives	-	-	-	-	-	-	-	-
Corporate debt	23	-	(23)		11	-	(16)	-
Non-asset backed loans	159	4	(322)	(4)	125	8	(228)	(8)
Equity cash products	164	-	(206)	-	123	-	(175)	-
Private equity investments	18	-	(19)	-	16	-	(25)	-
Other1	2	-	(2)	-	1	-	(1)	-
Total	789	4	(1,106)	(4)	512	8	(745)	(8)

1	Other includes commercial real estate loans, fund and fund-linked products, asset backed loans, issued debt, commercial paper, government sponsored debt and investment property.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £793m (December 2019: £520m) or to decrease fair values by up to £1,110m (December 2019: £753m) with substantially all the potential effect impacting profit and loss rather than reserves.

Significant unobservable inputs
The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with Note 16, Fair value of financial instruments in the Barclays Bank PLC Annual Report 2019. The description of the significant unobservable inputs and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs is also found in Note 16, Fair value of financial instruments of the Barclays Bank PLC Annual Report 2019.

Fair value adjustments
Key balance sheet valuation adjustments are quantified below:
	As at	As at
	30.06.20	31.12.19
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(564)	(420)
Uncollateralised derivative funding	(181)	(57)
Derivative credit valuation adjustments	(378)	(135)
Derivative debit valuation adjustments	148	155

●	Exit price adjustments derived from market bid-offer spreads increased by £144m to £564m as a result of movements in market bid offer spreads.
●	Uncollateralised derivative funding increased by £124m to £181m as a result of widening input funding spreads and an update to methodology.
●	Derivative credit valuation adjustments increased by £243m to £378m as a result of widening input counterparty credit spreads.
●	Derivative debit valuation adjustments decreased by £7m to £148m as a result of widening input Barclays Bank PLC credit spreads and an update to methodology.

Portfolio exemption
Barclays Bank Group uses the portfolio exemption in IFRS 13, Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Barclays Bank Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £101m (December 2019: £100m) for financial instruments measured at fair value and £31m (December 2019: £31m) for financial instruments carried at amortised cost. There are additions of £11m (December 2019: £40m) and amortisation and releases of £10m (December 2019: £67m) for financial instruments measured at fair value and additions of £1m (December 2019: £2m) and amortisation and releases of £1m (December 2019: £2m) for financial instruments carried at amortised cost.

Third party credit enhancements
Structured and brokered certificates of deposit issued by Barclays Bank Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that the Barclays Bank Group and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £3,162m (December 2019: £3,218m).

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value
Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with the Barclays Bank PLC Annual Report 2019 disclosure.

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Barclays Bank Group’s balance sheet:

	As at 30.06.20		As at 31.12.19
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	£m	£m	£m	£m
Loans and advances at amortised cost	150,203	149,511	141,636	141,251
Reverse repurchase agreements and other similar secured lending	19,811	19,811	1,731	1,731

Financial liabilities
Deposits at amortised cost	(245,737)	(245,758)	(213,881)	(213,897)
Repurchase agreements and other similar secured borrowing	(4,033)	(4,033)	(2,032)	(2,032)
Debt securities in issue	(50,496)	(50,568)	(33,536)	(33,529)
Subordinated liabilities	(36,965)	(37,675)	(33,425)	(34,861)

7.	Subordinated liabilities

	Half year ended	Year ended
	30.06.20	31.12.19
	£m	£m
Opening balance as at 1 January	33,425	35,327
Issuances	3,162	6,785
Redemptions	(2,814)	(7,804)
Other	3,192	(883)
Closing balance	36,965	33,425

Issuances of £3,162m comprises £3,082m intra-group loans from Barclays PLC as well as £80m USD Floating Rate Notes issued externally by a Barclays Bank PLC subsidiary.

Redemptions of £2,814m comprises £2,518m intra-group loans from Barclays PLC as well as £266m USD Floating Rate Notes and £30m USD Fixed Rate Notes issued externally by Barclays Bank PLC subsidiaries.

Other movements predominantly include foreign exchange and fair value hedge adjustments.

8.	Provisions

	As at	As at
	30.06.20	31.12.19
	£m	£m
Customer redress	27	71
Legal, competition and regulatory matters	250	374
Redundancy and restructuring	34	63
Undrawn contractually committed facilities and guarantees	593	252
Onerous contracts	9	20
Sundry provisions	172	171
Total	1,085	951

9.	Retirement benefits
As at 30 June 2020, Barclays Bank Group’s IAS 19 pension surplus across all schemes was £2.5bn (December 2019: £1.8bn). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had an IAS 19 pension surplus of £2.8bn (December 2019: £2.1bn). The movement for the UKRF was driven by higher than assumed asset returns and lower than expected long-term price inflation, partially offset by a decrease in the discount rate.

UKRF funding valuations
The last triennial actuarial valuation of the UKRF had an effective date of 30 September 2019 and was completed in February 2020. This valuation showed a funding deficit of £2.3bn and a funding level of 94.0%. A revised deficit recovery plan was agreed with deficit reduction contributions required from Barclays Bank PLC of £500m in 2019, £500m in 2020, £700m in 2021, £294m in 2022 and £286m in 2023. The deficit reduction contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year.

On 12 June 2020, Barclays Bank PLC paid the £500m deficit reduction contribution agreed for 2020 and at the same time the UKRF subscribed for non-transferrable listed senior fixed rate notes for £750m, backed by UK gilts (the Senior Notes). These Senior Notes entitle the UKRF to semi-annual coupon payments for five years, and full repayment in cash in three equal tranches in 2023, 2024, and at final maturity in 2025. The Senior Notes were issued by Heron Issuer Number 2 Limited (Heron 2), an entity that is consolidated within the Barclays Bank Group under IFRS 10. As a result of the investment in Senior Notes, the regulatory capital impact of the £500m deficit reduction contribution paid on 12 June 2020 takes effect in 2023, 2024 and 2025 on maturity of the notes. The £250m additional investment by the UKRF in the Senior Notes has a positive capital impact in 2020 which is reduced equally in 2023, 2024 and 2025 on the maturity of the notes. Heron 2 acquired a total of £750m of gilts from Barclays Bank PLC for cash to support payments on the Senior Notes.

The next triennial actuarial valuation of the UKRF is due to be completed in 2023 with an effective date of 30 September 2022.

10.	Called up share capital
Ordinary shares
As at 30 June 2020 the issued ordinary share capital of Barclays Bank PLC comprised 2,342m (December 2019: 2,342m) ordinary shares of £1 each.

Preference shares
As at 30 June 2020 the issued preference share capital of Barclays Bank PLC of £6m (December 2019: £6m) comprised 1,000 Sterling Preference Shares of £1 each (December 2019: 1,000); 31,856 Euro Preference Shares of €100 each (December 2019: 31,856); and 58,133 US Dollar Preference shares of $100 each (December 2019: 58,133).
There were no issuances or redemptions of ordinary or preference shares in the six months to 30 June 2020.

11.	Other equity instruments
Other equity instruments of £8,323m (December 2019: £8,323m) are AT1 securities issued to Barclays PLC. Barclays PLC uses funds from the market issuance to purchase AT1 securities from Barclays Bank PLC. There have been no issuances or redemptions in the period.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date. AT1 securities are undated and are redeemable, at the option of Barclays Bank PLC, in whole at the initial call date, or on any fifth anniversary after the initial call date. In addition, the AT1 securities are redeemable, at the option of Barclays Bank PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any redemptions require the prior consent of the PRA.

12.	Other reserves

	As at	As at
	30.06.20	31.12.19
	£m	£m
Currency translation reserve	4,769	3,383
Fair value through other comprehensive income reserve	(2)	(139)
Cash flow hedging reserve	1,453	388
Own credit reserve	123	(373)
Other reserves	(24)	(24)
Total	6,319	3,235

Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of Barclays Bank Group’s net investment in foreign operations, net of the effects of hedging.

As at 30 June 2020, there was a credit balance of £4,769m (December 2019: £3,383m credit) in the currency translation reserve. The £1,386m credit movement principally reflected the strengthening of period end USD exchange rate against GBP.

Fair value through other comprehensive income reserve
The fair value through other comprehensive income reserve represents the unrealised change in the fair value through other comprehensive income investments since initial recognition.

As at 30 June 2020, there was a debit balance of £2m (December 2019: £139m debit) in the fair value through other comprehensive income reserve. The gain of £137m is principally driven by a £277m gain from the increase in fair value of bonds due to decreasing bond yields. This is partially offset by £114m of net gains transferred to the income statement and a tax charge of £42m.

Cash flow hedging reserve
The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 30 June 2020, there was a credit balance of £1,453m (December 2019: £388m credit) in the cash flow hedging reserve. The increase of £1,065m principally reflects a £1,587m increase in the fair value of interest rate swaps held for hedging purpose as major interest rate forward curves decreased. This is partially offset by £117m of gains transferred to the income statement and a tax charge of £408m.

Own credit reserve
The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

As at 30 June 2020, there was a credit balance of £123m (December 2019: £373m debit) in the own credit reserve. The movement of £496m principally reflects a £845m gain from the widening of Barclays funding spreads. This is partially offset by other activity of £209m and a tax charge of £144m.

Other reserves
As at 30 June 2020, there was a debit balance of £24m (December 2019: £24m debit) in other reserves relating to redeemed ordinary and preference shares issued by Barclays Bank Group.

13.	Contingent liabilities and commitments

	As at	As at
	30.06.20	31.12.19
Contingent liabilities	£m	£m
Guarantees and letters of credit pledged as collateral security	15,825	17,006
Performance guarantees, acceptances and endorsements	6,589	6,771
Total	22,414	23,777

Commitments
Documentary credits and other short-term trade related transactions	1,162	1,291
Standby facilities, credit lines and other commitments	264,376	268,736
Total	265,538	270,027

In addition to the above, Note 14, Legal, competition and regulatory matters details out further contingent liabilities where it is not practicable to disclose an estimate of the potential financial effect on Barclays Bank Group.

14.	Legal, competition and regulatory matters

Barclays Bank Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.

The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies as described in Note 8, Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Barclays Bank Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Barclays Bank Group’s potential financial exposure in respect of those matters.

Investigations into certain advisory services agreements and other matters and civil action
FCA proceedings
In 2008, Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements (the Agreements). The Financial Conduct Authority (FCA) conducted an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings) and therefore should have been disclosed in the announcements or public documents relating to the Capital Raisings. In 2013, the FCA issued warning notices (the Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of certain disclosure-related listing rules, and that Barclays PLC was also in breach of Listing Principle 3. The financial penalty provided in the Notices is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. Following the conclusion of the Serious Fraud Office (SFO) proceedings against certain former Barclays executives resulting in their acquittals, the FCA proceedings, which were stayed, have resumed. All charges brought by the SFO against Barclays PLC and Barclays Bank PLC in relation to the Agreements were dismissed in 2018.

Civil action
PCP Capital Partners LLP and PCP International Finance Limited (PCP) are seeking damages of approximately £1.6bn from Barclays Bank PLC for fraudulent misrepresentation and deceit, arising from alleged statements made by Barclays Bank PLC to PCP in relation to the terms on which securities were to be issued to potential investors, allegedly including PCP, in the November 2008 capital raising. Barclays Bank PLC is defending the claim and trial commenced in June 2020.

Investigations into LIBOR and other benchmarks and related civil actions
Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have conducted investigations relating to Barclays Bank PLC’s involvement in allegedly manipulating certain financial benchmarks, such as LIBOR. The SFO has closed its investigation with no action to be taken against the Barclays Group. Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Barclays Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks. Certain actions remain pending.

USD LIBOR civil actions
The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes in the US District Court in the Southern District of New York (SDNY). The complaints are substantially similar and allege, among other things, that Barclays PLC, Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Putative class actions and individual actions seek unspecified damages with the exception of three lawsuits, in which the plaintiffs are seeking a combined total of approximately $900m in actual damages and additional punitive damages against all defendants, including Barclays Bank PLC. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO. Barclays has previously settled certain claims. Two of the class action settlements where Barclays has paid $20m and $7.1m, respectively, remain subject to final court approval and/or the right of class members to opt out of the settlement to file their own claims.

Sterling LIBOR civil actions
In 2016, two putative class actions filed in the SDNY against Barclays Bank PLC, BCI and other Sterling LIBOR panel banks alleging, among other things, that the defendants manipulated the Sterling LIBOR rate in violation of the Antitrust Act, CEA and RICO, were consolidated. The defendants’ motion to dismiss the claims was granted in December 2018. The plaintiffs have appealed the dismissal.

Japanese Yen LIBOR civil actions
In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a lead plaintiff involved in exchange-traded derivatives and members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel. The complaint alleges, among other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and the Antitrust Act. In 2014, the court dismissed the plaintiff’s antitrust claims in full, but the plaintiff’s CEA claims remain pending.

In 2015, a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI. In 2017, this action was dismissed in full and the plaintiffs appealed the dismissal. The appellate court reversed the dismissal and the matter has been remanded to the lower court.

SIBOR/SOR civil action
In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). In October 2018, the court dismissed all claims against Barclays PLC, Barclays Bank PLC and BCI. The plaintiffs have appealed the dismissal.

ICE LIBOR civil actions
In 2019, several putative class actions have been filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates (ICE), asserting antitrust claims that defendants manipulated USD LIBOR through defendants’ submissions to ICE. These actions have been consolidated. The defendants’ motion to dismiss was granted in March 2020. The plaintiffs have appealed the dismissal.

Non-US benchmarks civil actions
Legal proceedings (which include the claims referred to below in ‘Local authority civil actions concerning LIBOR’) have been brought or threatened against Barclays Bank PLC (and, in certain cases, Barclays Bank UK PLC) in the UK in connection with alleged manipulation of LIBOR, EURIBOR and other benchmarks. Proceedings have also been brought in a number of other jurisdictions in Europe and Israel. Additional proceedings in other jurisdictions may be brought in the future.

Foreign Exchange investigations and related civil actions
In 2015, the Barclays Group reached settlements totalling approximately $2.38bn with various US federal and state authorities and the FCA in relation to investigations into certain sales and trading practices in the Foreign Exchange market. Under the related plea agreement with the US Department of Justice (DoJ), which received final court approval in January 2017, the Barclays Group agreed to a term of probation of three years, which expired in January 2020. The Barclays Group also continues to provide relevant information to certain authorities.

The European Commission is one of a number of authorities still conducting an investigation into certain trading practices in Foreign Exchange markets. The European Commission announced two settlements in May 2019 and the Barclays Group paid penalties totalling approximately €210m. In June 2019, the Swiss Competition Commission announced two settlements and the Barclays Group paid penalties totalling approximately CHF 27m. The financial impact of the ongoing matters is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position.

A number of individuals and corporates in a range of jurisdictions have also threatened or brought civil actions against the Barclays Group and other banks in relation to alleged manipulation of Foreign Exchange markets, and may do so in the future. Certain actions remain pending.

FX opt out civil action
In 2018, Barclays Bank PLC and BCI settled a consolidated action filed in the SDNY, alleging manipulation of Foreign Exchange markets (Consolidated FX Action), for a total amount of $384m. Also in 2018, a group of plaintiffs who opted out of the Consolidated FX Action filed a complaint in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants. Some of the plaintiff’s claims were dismissed in May 2020.

Retail basis civil action
In 2015, a putative class action was filed against several international banks, including Barclays PLC and BCI, on behalf of a proposed class of individuals who exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The SDNY has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against the Barclays Group and all other defendants. The plaintiffs have filed an amended complaint.

State law FX civil action
In 2017, the SDNY dismissed consolidated putative class actions brought under federal and various state laws on behalf of proposed classes of (i) stockholders of Exchange Traded Funds and others who purportedly were indirect investors in FX instruments, and (ii) investors who traded FX instruments through FX dealers or brokers not alleged to have manipulated Foreign Exchange Rates. Barclays Bank PLC and BCI have settled the claim, which is subject to court approval.

Non-US FX civil actions
In addition to the actions described above, legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel and Australia and additional proceedings may be brought in the future.

Metals investigations and related civil actions
Barclays Bank PLC previously provided information to the DoJ, the US Commodity Futures Trading Commission and other authorities in connection with investigations into metals and metals-based financial instruments.

A number of US civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of US antitrust and other federal laws. This consolidated putative class action remains pending. A separate US civil complaint by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws, has been dismissed as against the Barclays entities. The plaintiffs have the option to seek the court’s permission to appeal.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.

US residential mortgage related civil actions
There are various pending civil actions relating to US Residential Mortgage-Backed Securities (RMBS), including four actions arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties (R&Ws) made by Barclays Bank PLC and/or a subsidiary acquired in 2007 (the Acquired Subsidiary). The unresolved repurchase requests received as at 31 December 2019 had an original unpaid principal balance of approximately $2.1bn. The Trustees have also alleged that the relevant R&Ws may have been breached with respect to a greater (but unspecified) amount of loans than previously stated in the unresolved repurchase requests.

These repurchase actions are ongoing. In one repurchase action, the New York Court of Appeals held that claims related to certain R&Ws are time-barred. Barclays Bank PLC has reached a settlement to resolve two of the repurchase actions, which is subject to final court approval. The financial impact of the settlement is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position. The remaining two repurchase actions are pending.

Government and agency securities civil actions and related matters
Certain governmental authorities are conducting investigations into activities relating to the trading of certain government and agency securities in various markets. The Barclays Group provided information in cooperation with such investigations. Civil actions have also been filed on the basis of similar allegations, as described below.

Treasury auction securities civil actions
Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The defendants have filed a motion to dismiss.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law.

Supranational, Sovereign and Agency bonds civil actions
Civil antitrust actions have been filed in the SDNY and Federal Court of Canada in Toronto against Barclays Bank PLC, BCI, BX, Barclays Capital Securities Limited and, with respect to the civil action filed in Canada only, Barclays Capital Canada, Inc. and other financial institutions alleging that the defendants conspired to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds.

In one of the actions filed in the SDNY, the court granted the defendants’ motion to dismiss the plaintiffs’ complaint, which the plaintiffs have appealed. The plaintiffs have voluntarily dismissed the other SDNY action.

Variable Rate Demand Obligations civil actions
Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. Two actions in state court have been filed by private plaintiffs on behalf of the states of Illinois and California. Two putative class action complaints, which have been consolidated, have been filed in the SDNY.

Government bond civil actions
In a putative class action filed in the SDNY in 2019, plaintiffs alleged that BCI and certain other bond dealers conspired to fix the prices of US government sponsored entity bonds in violation of US antitrust law. BCI agreed to a settlement of $87m, which received final court approval in June 2020. Separately, various entities in Louisiana, including the Louisiana Attorney General and the City of Baton Rouge, have filed complaints against Barclays Bank PLC and other financial institutions making similar allegations as the class action plaintiffs.

In 2018, a separate putative class action against various financial institutions including Barclays PLC, Barclays Bank PLC, BCI, Barclays Bank Mexico, S.A., and certain other subsidiaries of the Barclays Bank Group was consolidated in the SDNY. The plaintiffs asserted antitrust and state law claims arising out of an alleged conspiracy to fix the prices of Mexican Government bonds. Barclays PLC has settled the claim for $5.7m, which is subject to court approval.

BDC Finance L.L.C.
In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the NY Supreme Court, demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement). Following a trial on certain liability issues, the court ruled in December 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. Barclays Bank PLC’s counterclaim against BDC remains pending.

In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. This case is currently stayed.

Civil actions in respect of the US Anti-Terrorism Act
There are a number of civil actions, on behalf of more than 4,000 plaintiffs, filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Government of Iran and various Iranian banks, which in turn funded acts of terrorism that injured or killed plaintiffs or plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.

The court granted the defendants’ motion to dismiss three actions in the EDNY. Plaintiffs have appealed in one action. The court also granted the defendants’ motion to dismiss another action in the SDNY. The remaining actions are stayed pending decisions in these cases.

Interest rate swap and credit default swap US civil actions
Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS) are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages.

In 2018, trueEX LLC filed an antitrust class action in the SDNY against a number of financial institutions including Barclays PLC, Barclays Bank PLC and BCI based on similar allegations with respect to trueEX LLC’s development of an IRS platform. In 2017, Tera Group Inc. filed a separate civil antitrust action in the SDNY claiming that certain conduct alleged in the IRS cases also caused the plaintiff to suffer harm with respect to the Credit Default Swaps market. In November 2018 and July 2019, respectively, the court dismissed certain claims in both cases for unjust enrichment and tortious interference but denied motions to dismiss the federal and state antitrust claims, which remain pending.

Odd-lot corporate bonds antitrust class action
In 2020, BCI, together with other financial institutions, were named as defendants in a putative class action. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. Plaintiffs demand unspecified money damages.

Investigation into collections and recoveries relating to unsecured lending
Since February 2018, the FCA has been investigating whether the Barclays Group implemented effective systems and controls with respect to collections and recoveries and whether it paid due consideration to the interests of customers in default and arrears. The FCA investigation is at an advanced stage.

HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax
In 2018, HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and correspond to assessments of £181m (inclusive of interest), of which Barclays would expect to attribute an amount of approximately £128m to Barclays Bank UK PLC and £53m to Barclays Bank PLC. HMRC’s decision has been appealed to the First Tier Tribunal (Tax Chamber).

Local authority civil actions concerning LIBOR
Following settlement by Barclays Bank PLC of various governmental investigations concerning certain benchmark interest rate submissions referred to above in ‘Investigations into LIBOR and other benchmarks and related civil actions’, in the UK, certain local authorities have brought claims against Barclays Bank PLC (and, in certain cases, Barclays Bank UK PLC) asserting that they entered into loans in reliance on misrepresentations made by Barclays Bank PLC in respect of its conduct in relation to LIBOR. Barclays has applied to strike out the claims.

General
The Barclays Bank Group is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against the Barclays Bank Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Barclays Bank Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Barclays Bank Group is or has been engaged. The Barclays Bank Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, Barclays Bank PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays Bank PLC’s results, operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

15.	Related party transactions
Related party transactions in the half year ended 30 June 2020 were similar in nature to those disclosed in the Barclays Bank PLC Annual Report 2019.

Amounts included in the Barclays Bank Group’s financial statements with other Barclays Group companies are as follows:

	Half year ended 30.06.20		Half year ended 30.06.19
	Parent	Fellow subsidiaries	Parent	Fellow subsidiaries
	£m	£m	£m	£m
Total income	(346)	31	(275)	32
Operating expenses	(34)	(1,443)	(46)	(1,546)

	As at 30.06.20		As at 31.12.19
	Parent	Fellow subsidiaries	Parent	Fellow subsidiaries
	£m	£m	£m	£m
Total assets	5,793	1,952	2,097	2,165
Total liabilities	27,262	2,531	24,876	1,600

Except for the above, no related party transactions that have taken place in the half year ended 30 June 2020 have materially affected the financial position or performance of the Barclays Bank Group during this period.

16.	Barclays Bank PLC parent condensed balance sheet

	As at	As at
	30.06.20	31.12.19
Assets	£m	£m
Cash and balances at central banks	128,461	112,287
Cash collateral and settlement balances	115,391	75,822
Loans and advances at amortised cost	186,606	161,663
Reverse repurchase agreements and other similar secured lending	22,926	4,939
Trading portfolio assets	73,646	79,079
Financial assets at fair value through the income statement	187,575	162,500
Derivative financial instruments	304,807	229,338
Financial assets at fair value through other comprehensive income	53,475	43,760
Investment in associates and joint ventures	16	119
Investment in subsidiaries	16,653	16,105
Goodwill and intangible assets	114	115
Property, plant and equipment	419	426
Current tax assets	1,045	946
Deferred tax assets	1,203	1,115
Retirement benefit Assets	2,797	2,062
Other assets	1,234	845
Total assets	1,096,368	891,121

Liabilities
Deposits at amortised cost	268,286	240,631
Cash collateral and settlement balances	94,744	59,448
Repurchase agreements and other similar secured borrowing	9,778	9,185
Debt securities in issue	34,926	19,883
Subordinated liabilities	36,937	33,205
Trading portfolio liabilities	53,953	45,130
Financial liabilities designated at fair value	234,510	207,765
Derivative financial instruments	306,288	225,607
Current tax liabilities	287	221
Deferred tax liabilities	1,083	80
Retirement benefit liabilities	105	104
Other liabilities	3,297	2,807
Provisions	885	630
Total liabilities	1,045,079	844,696

Equity
Called up share capital and share premium	2,348	2,348
Other equity instruments	11,089	11,089
Other reserves	2,763	678
Retained earnings	35,089	32,310
Total equity	51,289	46,425

Total liabilities and equity	1,096,368	891,121

In H120, Barclays Bank PLC sold its investments in Barclaycard International Payments Limited, Entercard Group AB, Carnegie Holdings Limited and Barclays Mercantile Business Finance Limited to Barclays Principal Investments Limited, a fellow group company, at their fair values of £102m, £292m, £188m and £154m respectively.

Barclays Bank PLC recorded profit on disposal of £56m, £192m, £133m and £23m in respect of these transactions. The Barclays Bank Group recorded profit on disposal of £45m, £13m, £57m and £11m.

Barclays Bank PLC considers the carrying value of its investment in subsidiaries to be fully recoverable.

Other Information

Results timetable1			Date
2020 Annual Report			11 February 2021

				% Change3
Exchange rates2	30.06.20	31.12.19	30.06.19	31.12.19	30.06.19
Period end - USD/GBP	1.24	1.33	1.27	(7%)	(2%)
6 month average - USD/GBP	1.26	1.26	1.29	-	(2%)
3 month average - USD/GBP	1.24	1.29	1.29	(4%)	(4%)
Period end - EUR/GBP	1.10	1.18	1.12	(7%)	(2%)
6 month average - EUR/GBP	1.14	1.14	1.15	-	(1%)
3 month average - EUR/GBP	1.13	1.16	1.14	(3%)	(1%)

For further information please contact

Investor relations	Media relations
Chris Manners +44 (0) 20 7773 2136	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays Bank PLC can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 1026167.

1	Note that this date is provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.